December 5, 2008

VIA COURIER AND EDGAR

RE: The Blackstone Group L.P. Form 10-K for Fiscal Year Ended December 31, 2007; Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008 File No. 1-33551

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated October 31, 2008, regarding our Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 3008.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K or Form 10-Q, as applicable.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

The Blackstone Group® L.P.
345 Park Avenue
New York, NY 10154
212 583-5000

Mr. Rufus Decker

December 5, 2008

Legislation has been introduced that would, if enacted, preclude us..., page 17

2.	Please tell us, with a view toward future disclosure, the status of the legislation discussed in this risk factor. We also note the disclosure under “Income Taxes” on page 58.

The status of this proposed legislation is unchanged from what we have disclosed in the risk factor and MD&A disclosures identified by the Staff. We carefully monitor the status of this proposed legislation and will update our disclosures as appropriate in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

3.	Throughout your MD&A, you discuss the change in your Assets Under Management compared to the prior period. In future filings, please provide a reconciliation of Assets Under Management that shows the activity between the beginning balance and the ending balance. Please separately disclose and discuss inflows and redemptions on a gross basis such that readers can clearly identify any trends depicted by these inflows and outflows.

We will expand our disclosures in our 2008 Annual Report on Form 10-K and subsequent quarterly filings on Form 10-Q to disclose the activity between the beginning and ending balance of assets under management with added disclosure, as necessary, to discuss significant fluctuations between the periods presented. Please refer to Exhibit A to this letter for the format of the proposed disclosures.

4.	You disclose on page 21 that poor performance of your investment funds would cause a decline in your revenue, income and cash flow and could adversely affect your ability to raise capital. In order to help investors better understand how fund performance affects your financial statements, please revise to provide performance information for each of your funds for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented.

We do not believe that disclosure of detailed performance information within MD&A for each of the investment funds that we manage for each period presented is either required by Regulation S-K or, more importantly, a meaningful measurement of our results of operations. The principal disclosure to reflect our revenue recognition of performance fees is the disclosure of changes to performance fees and investment income set forth in our segment disclosure in MD&A and the financial statements. The individual rates of return have no direct impact on our financials and therefore we question the relevance to our investors. The relevant information for investors is the enhanced disclosure regarding the changes in our assets under management which we disclose in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and which we propose to expand in future filings as described above and in Exhibit A attached hereto.

Mr. Rufus Decker

December 5, 2008

Consolidation and Deconsolidation of Blackstone Funds, page 55

5.	Please revise your filing to more clearly indicate which funds were de-consolidated as of December 31, 2007 and which funds remain consolidated as of December 31, 2007. Please also revise your MD&A to explain in greater detail how the de-consolidation of funds impacted your balance sheet and results of operations. It is unclear how much of the fluctuations in your financial statements are attributable to the de-consolidation of funds as opposed to other operational factors. Please consider presenting the assets and liabilities of your consolidated funds separate from the assets and liabilities attributable to your operations on the face of your balance sheet.

We propose to include a supplemental item in future filings presenting the Blackstone operating partnerships separate from the consolidated funds formatted as set forth in Exhibit B to this letter. This disclosure also includes an identification of the consolidated funds.

Liquidity and Capital Resources, page 71

6.	We note your disclosure on page 118 that you were in compliance with all loan covenants as of December 31, 2007. In light of the current credit environment, please revise your filing here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts, as applicable. Your disclosure should indicate both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented.

Blackstone currently has no net debt outstanding (nor do we foresee our incurring net debt in the near future) because our business generally does not require debt at the corporate level. We have a significant cash position in excess of the amount of our short-term borrowings under our revolving credit facility. Consequently, we do not believe that it would provide meaningful disclosure to our investors to present detailed computations regarding our covenant compliance.

Critical Accounting Policies, page 76

General

7.	We note some of your material revenue streams are based on the value of Assets Under Management (AUM). Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the calculation of AUM and this

Mr. Rufus Decker

December 5, 2008

directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:

•	Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;

•	Detailed discussion of the material estimates and assumptions used in each of the models; and

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Assets under management is not a critical accounting policy but rather a key operating metric. For example, management fees on the carry funds are based on committed capital during the investment period and not the fair value of assets under management.

As noted in our response to comment 3, we will prospectively provide enhanced disclosure regarding assets under management. Additionally, there are hundreds, if not thousands, of models used across our assets for the determination of fair value, and we do not believe that disclosure of these models will meaningfully enhance the understanding of our financials.

Investments, at Fair Value, page 77

8.	With regards to all of your Level 3 investments, please revise your MD&A to provide the following information, to the extent material:

•

detailed discussion of how realized gains (losses) affected your results of operations, liquidity or capital resources during the period presented, if applicable. Specifically address how realized and unrealized gains (losses) impacted performance fees and allocations (carried interest) and other revenue line items. Please also disclose how much of your carried interest was generated from realized versus unrealized gains;

•	explanation for any material decline or increase in fair values; and

•

whether the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If fair values diverge from expectations, please disclose why and provide the basis for your views.

We agree with the Staff’s comment regarding the effect realized gains (losses) has on our results of operations and liquidity and capital resources. In fact, we had already expanded our disclosures in the Liquidity and Capital Resources section of our September 30, 2008 Form 10-Q to provide more information in this regard. Specifically, we refer the Staff to Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, pages 50-55. Included within our revised Liquidity and Capital Resources discussion is a table which specifically identifies the amount of performance fees and allocations from realized gains. Please see the item “Performance Fees and Allocations Net of Related Compensation” in the table at the top of page 52. For the Staff’s convenience, a copy of these disclosures has been provided at Exhibit C.

Mr. Rufus Decker

December 5, 2008

We agree with the Staff’s comment to address how realized and unrealized gains (losses) affect our performance fees and allocations and we will provide enhanced disclosure in our upcoming filings. Specifically, we will revise the following paragraph in our September 30, 2008 Form 10-Q which is in Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Revenue Recognition, page 56. Our proposed changes are highlighted.

Performance Fees and Allocations. Performance fees and allocations represent the preferential allocations of investment gains (“carried interest”) which are a component of our general partner interests in the corporate private equity, real estate and debt funds. We are entitled to carried interest from an investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified rate. We record as revenue the amount that would be due to us pursuant to the fund agreements at each period end as if the fair value of the investments were realized as of such date whether or not such amounts have actually been realized. In certain performance fee arrangements related to funds of hedge funds and hedge funds in our Marketable Alternative Asset Management segment, we are entitled to receive performance fees and allocations when the return on assets under management exceeds certain benchmark returns or other performance targets. In such arrangements, performance fees and allocations are accrued monthly or quarterly based on measuring account / fund performance to date (whether or not such amounts have actually been realized) versus the performance benchmark stated in the investment management agreement.

With respect to the Staff’s request for us to provide an explanation of any material decline or increase in fair values and whether the fair values of our investments may diverge materially from the amounts we currently anticipate realizing on settlement or maturity, we propose to include additional disclosure along the following lines in the MD&A section in our upcoming 2008 Annual Report on Form 10-K to the extent there has been such a material decline. (The actual disclosure will of course depend upon the facts and circumstances then existing.)

Investments within the Level III category have experienced significant net declines in their fair values of $xx.x million as of December 31, 2008 as compared to December 31, 2007. The main causes of the reduction in their fair values were the declines in global equity and debt markets, lower operating projections for some portfolio companies and an increase in capitalization rates for some real estate investments to reflect a softening economy and adverse fluctuations in foreign exchange rates during the year ended December 31, 2008. We believe these estimated fair value amounts should be utilized with caution as we have no current intention to dispose of any of these investments. Our intent is to hold investments and securities until prevailing market conditions are beneficial for investment sales.

Mr. Rufus Decker

December 5, 2008

9.	To the extent material to your own facts and circumstances, you may wish to consider the following additional fair value measurement disclosure items in your Management’s Discussion and Analysis:

•	The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy;

•	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid); and

•

Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Blackstone’s investments predominantly encompass two levels of the fair value hierarchy: Level I investments where quoted prices are available in active markets for identical investments as of the reporting date, and Level III investments where pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. Investments that are included in Level III primarily include general and limited partnership interests in corporate private equity and real estate funds, funds of hedge funds, and distressed debt vehicles.

We believe our September 30, 2008 Form 10-Q disclosures, which have been enhanced from the prior two quarterly 2008 filings on Form 10-Q, within Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Investments, at Fair Value, addresses the material items of this comment. We will continue to make this enhanced disclosure in future filings. For the Staff’s convenience, a copy of these disclosures has been provided at Exhibit D.

10.	We note your disclosure on page 77 that futures and swap contracts may be valued based on prices obtained from recognized financial data service providers. If you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

Mr. Rufus Decker

December 5, 2008

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Blackstone’s holdings of these securities is only through a few of its funds, is less than .4% of our total assets under management and is therefore immaterial to our financial results. We believe, however, that our September 30, 2008 Form 10-Q disclosures within Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Investments, at Fair Value, which differ from the prior two 2008 quarterly filings on Form 10-Q, would address the material items of this comment if we also identified futures and swaps. We will continue to include this enhanced disclosure in our future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Investments, at Fair Value

In certain cases futures, swaps, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments.

Mr. Rufus Decker

December 5, 2008

Financial Statements

4. Investments, page 101

Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds, page 104

11.	Please revise your disclosure to break out the net change in unrealized gains between the amounts that relate to changes in fair value and the amount that is being reversed as the investment has been sold and the gain or loss is being realized. As a related matter, please revise to clarify how the total realized and net change in unrealized gains (losses) from Blackstone Funds combines with total realized and net change in unrealized gains (losses) on your other investments to arrive at Net Gains from Fund Investment Activities of $5.4 billion for the year ended December 31, 2007 as disclosed in your income statement on page 88.

We propose to include additional disclosure in the notes to the consolidated financial statements indicating the amount of unrealized gains (losses) included in earnings relating to investments still held at the reporting date as set forth in Exhibit E to this letter.

We will also enhance our disclosures to include in the notes to the consolidated financial statements a reconciliation between the Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds to the Net Gains from Fund Activities in the consolidated statements of income. An example of this reconciliation is set forth in Exhibit E to this letter.

5. Credit Risk, page 107

12.	Please revise to disclose the types of derivative instruments that your entities hold, including disclosure of the notional amount held and the most significant counterparties as of December 31, 2007. Please specifically describe for us your exposure to credit default swaps as of each period presented, if any.

None of our consolidated Blackstone Funds and none of the Blackstone operating partnerships hold material positions in derivative instruments. Furthermore, these entities also had no holdings of credit default swaps for any of the previous periods reported. We will enhance our future filings by adding the following disclosure to the Credit Risk section of the MD&A and to the end of our Credit Risk note to our financial statements:

The derivative instruments held by the Partnership, including the consolidated Blackstone Funds, are not material. During the periods presented, the Blackstone operating partnerships held no credit default swaps and only a few of its consolidated Blackstone Funds held an immaterial amount of credit default swaps.

Mr. Rufus Decker

December 5, 2008

10. Income Taxes, page 110

13.	We note your disclosure on page 34 that you expect to record significant net losses for a number of years as a result of the amortization of finite lived intangibles and non-cash equity based compensation. In light of your expected losses, please revise your filing to describe how you considered paragraph 23(b) of SFAS 109 in determining that no valuation allowance was necessary on $777 million deferred tax assets as of December 31, 2007.

Under paragraph 21 of SFAS No. 109, future realization of a tax benefit depends on the expectation of taxable income (as opposed to income under generally accepted accounting principles (“GAAP”)) within the period of time that the tax benefits will reverse. While we expect to record significant net losses from a financial reporting perspective, we do not expect to record comparable losses on a tax basis. Namely, while our amortization of non-cash equity compensation results in a significant expense under GAAP, these expenses for the most part are not deductible for tax purposes. Similarly, the amortization of the finite lived intangible assets results in an accelerated GAAP expense due to the shorter useful life for GAAP purposes than for income tax purposes for these assets. These two factors taken together are expected to result in GAAP losses for a number of years but we expect to have taxable income over that same period. In 2007, for example, we had taxable income notwithstanding these GAAP losses. Accordingly, we believe there is no need to provide for a valuation allowance.

Item 9A. Controls and Procedures, page 126

14.	We note your statement in the first paragraph that “disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.” Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to Item 4T of your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

We believe our disclosure controls and procedures are all designed to provide reasonable assurance of achieving their objectives, and that is what our principal executive officer and principal financial officer have concluded. We will therefore revise our Controls and Procedures disclosures in our future periodic filings by removing the following sentence identified by the Staff: “In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.”

Mr. Rufus Decker

December 5, 2008

15.	Please be advised that your statements regarding the effectiveness of your disclosure controls and procedures should not be qualified to indicate that your disclosure controls and procedures are effective “in all material respects.” See Item 307 of Regulation S-K and Rule 13a-15(e) under the Exchange Act. In future filings, please revise accordingly.

We will revise our Controls and Procedures disclosures in our future periodic filings by removing the words “in all material respects” in the statement regarding the effectiveness of our disclosure controls and procedures.

Item 11. Executive Compensation, page 131

Compensation Elements for Named Executive Officers, page 131

16.	We note the disclosure in the third sentence under “Cash Bonus” on page 131. Please disclose the performance measurements used to determine the size of the bonus pool.

We believe that the performance measurements used to determine the size of the bonus pools are not material to the discussion of the compensation awarded to, earned by or paid to our named executive officers that is required under Item 402(b) of Regulation S-K. As disclosed on pages 131-132 of our Annual Report on Form 10-K under the caption “Cash Bonus,” the bonuses that are paid to all of our senior managing directors are sourced from these bonus pools. The bonus amount with respect to each named executive officer (other than Messrs. Schwarzman and Peterson) that is paid out of the bonus pools is based on (i) the performance of the named executive officer; (ii) the performance of the segment and product line in which the officer serves; (iii) our overall operating performance; and (iv) the officer’s potential to enhance investment returns for the investors in our funds and contribute to long-term unitholder value, all as disclosed on page 133 of our Annual Report on Form 10-K under the caption “Determination of Incentive Compensation” and as discussed further in response to the Staff’s comment 17 below. As further disclosed under the caption “Determination of Incentive Compensation”, in evaluating these factors, Messrs. Schwarzman and Peterson do not utilize quantitative performance targets but rather rely upon their judgment about each named executive officer’s performance to determine the amount of cash bonus that each named executive officer receives and whether it provides an appropriate reward for the current year’s performance.

17.	We note the disclosure in the fourth sentence under “Cash Bonus” on page 131. You have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please disclose the specific items of company and segment and product line performance and the individual performance objectives used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it

Mr. Rufus Decker

December 5, 2008

would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Other than Blackstone’s financial performance, there are no specific items of performance taken into account in making decisions regarding, or performance goals to be attained in order for our named executive officers to earn, annual cash bonuses. As noted above in response to the Staff’s comment 16 and as disclosed on page 133 of our Annual Report on Form 10-K under the caption “Determination of Incentive Compensation,” decisions about a named executive officer’s cash bonus are based primarily on our founders’ assessment of the named executive officer’s individual performance, operational performance for the segment or product line in which the officer serves, our overall operating performance and the officer’s potential to enhance investment returns for the investors in our funds and contribute to long-term unitholder value. As disclosed in that section, in evaluating these factors Messrs. Schwarzman and Peterson do not utilize specific quantitative performance targets but rather rely upon their judgment about each named executive officer’s performance to determine the amount of cash bonus that each named executive officer receives and whether it provides an appropriate reward for the current year’s performance. We have also disclosed in that section the key factors that Messrs. Schwarzman and Peterson consider in making such determination. We will clarify in our future filings containing executive compensation-related disclosures that bonus decisions are fully discretionary and we will provide a cross-reference to the detailed discussion of incentive compensation determinations where cash bonuses are first discussed.

18.	We note the disclosure in the first sentence of the first paragraph under “Participation in Carried Interest” on page 132. Please clarify why Messrs. Peterson and Hill do not receive this type of compensation and how their exclusion fits into the overall compensation objectives.

Messrs. Peterson and Hill do not receive participation in carried interest because they do not actively participate in our carry funds’ operations. We believe this is consistent with our stated objectives regarding the allocation of carried interest. As stated in the first sentence of the first paragraph under “Participation in Carried Interest” on page 132 of our Annual Report on Form 10-K , the persons who participate in the carried interest of our carry funds are our senior managing directors and other key personnel who work in our carry funds’ operations. Mr. Peterson, in his role as the Senior Chairman of our general partner, does not have direct involvement in our carry funds’ operations. Similarly, Mr. Hill is head of our funds of hedge funds operations and does not have direct involvement in our carry funds’ operations. (Please see pages 127 and 128 of our Annual Report on Form 10-K for biographical information for Messrs. Peterson and Hill.)

Mr. Rufus Decker

December 5, 2008

19.	We note the disclosure in the last paragraph under “Participation in Carried Interest” on page 132. Please explain why Mr. Schwarzman’s participation interest does not vest and how this fits into the overall compensation objectives.

As stated in the fourth sentence of the third paragraph under “Participation in Carried Interest” on page 132 of our Annual Report on Form 10-K, Mr. Schwarzman vests in 100% of his carried interest participation related to any investment by a carry fund upon the closing of that investment. The vesting arrangements for Mr. Schwarzman derive from his unique status as a founder and the long-time chief executive officer of our firm. We will include the following disclosure in our future filings containing executive compensation-related disclosures: “Due to his unique status as a founder and the long-time chief executive officer of our firm, Mr. Schwarzman vests in 100% of his carried interest participation related to any investment by a carry fund upon the closing of that investment.”

Determination of Incentive Compensation, page 133

20.	Please clarify for us, with a view towards future disclosure, whether Messrs. Schwarzman and Peterson set their own compensation.

As is implicit in the discussion under “Determination of Incentive Compensation” on page 133 of our Annual Report on Form 10-K, Messrs. Schwarzman and Peterson set their own compensation. We will clarify this in our future filings containing executive compensation-related disclosures by revising the first sentence under “Determination of Incentive Compensation” and the second sentence under “Compensation Committee Interlocks and Insider Participation” as follows: “During the periods presented, our founders, Messrs. Schwarzman and Peterson, set their own compensation and made all final determinations regarding other named executive officer compensation, based, in large part, on recommendations from other members of senior management.”

Compensation Committee Interlocks and Insider Participation, page 133

21.	Please tell us, with a view towards future disclosure, whether any of the relationships set forth in paragraphs (A), (B) or (C) of Item 407(e)(4)(iii) of Regulation S-K existed during the last completed fiscal year.

Because we are a limited partnership, we fall within exceptions from certain corporate governance and other requirements of the rules of the New York Stock Exchange, including an exception to the requirement that we have a compensation committee. We therefore do not have a compensation committee. Our founders, Messrs. Schwarzman and Peterson, have historically made all final evaluations and determinations regarding executive officer compensation. The board of directors of our general partner has determined that maintaining as closely as possible our historical compensation practices following our initial public offering is desirable and intends that these practices will continue.

Mr. Rufus Decker

December 5, 2008

Item 407(e)(4)(iii) of Regulation S-K is not applicable to Blackstone. As disclosed under the caption “Compensation Committee Interlocks and Insider Participation” on page 133 of our Annual Report on Form 10-K, we do not have a Compensation Committee and our founders, Messrs. Schwarzman and Peterson, have made all final determinations regarding executive officer compensation. We supplementally advise the Staff that no executive officer of our firm serves as a member of the compensation committee (or other board committee performing equivalent functions) or as a director of another entity one of whose executive officers serves as a director of our general partner.

Summary Compensation Table, page 134

22.	We note the disclosure in footnote (3). Please tell us, with a view towards future disclosure, why the amount of compensation expense does not reflect the amount of cash actually received by the named executive officers.

The reason the amount of compensation expense described in footnote (3) to the Summary Compensation Table on page 134 of our Annual Report on Form 10-K does not reflect the amount of cash actually received by the named executive officers is because, as stated in the footnote, it represents an amount of compensation expense recorded by us in respect of carried interest allocations to named executive officers. Under applicable accounting principles, these amounts are recorded on an accrual basis. We will revise our future filings containing executive compensation-related disclosures by clarifying that the compensation expense reflected in the Summary Compensation Table relating to carried interest is recorded on an accrual basis.

Minimum Retained Ownership Requirements, page 137

23.	Please disclose whether each named executive officer is in compliance with this requirement.

Each named executive officer is in compliance with the minimum retained ownership requirements described under the caption “Minimum Retained Ownership Requirements” on page 137 of our Annual Report on Form 10-K. In our future filings containing executive compensation-related disclosures, we will disclose whether each named executive officer is in compliance with these requirements.

Director Compensation in 2007, page 143

24.	Please disclose the processes and procedures for the consideration and determination of director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Mr. Rufus Decker

December 5, 2008

We do not have any established processes and procedures for the consideration and determination of director compensation. The amounts of our non-employee directors’ compensation were approved by the board of directors of our general partner upon the recommendation of our founders following their review of directors’ compensation paid by comparable companies. We will disclose this fact in our future filings.

Item 14. Principal Accounting Fees and Services, page 154

25.	We note that the table in this section does not include disclosure regarding the “All Other Fees” category. However, we note the statement in the last paragraph of this section that references disclosure under the “All Other Fees” category in the table. Please tell us the reason for this discrepancy.

The amounts included in the table represent the total fees for all services provided by the Deloitte Entities for the year ended December 31, 2007. The “All Other Fees” category is encompassed in the pre-approval process set forth by the audit committee. However, there were no such services provided for the year ended December 31, 2007. In our future annual filings, the text in the paragraph will continue to describe the pre-approval process and the table will include all fees. Should there be no amounts for “All Other Fees”, we will so indicate.

Form 10-Q for the Quarterly Period Ended June 30, 2008

General

26.	Please address the above comments in your interim filings as well.

We acknowledge the Staff’s comment and will address the above comments in our future interim filings where appropriate.

Legal Proceedings, page 65

27.	For each legal proceeding, please tell us and revise future filings, to disclose:

•	The amount of any accrual, if necessary for an understanding of the contingency;

•	The range of reasonably possible loss, or:

•	State that such a loss cannot be estimated.

For example, we note that you are being sued in several class action lawsuits. However, on page 66, you indicate that you believe that all of the foregoing suits are totally without merit and you intend to defend them vigorously. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the lawsuits. Please also revise your financial statements footnotes to discuss these lawsuits as well.

As disclosed in our quarterly report on Form 10-Q for the quarter ended September 30, 2008, we believe that the law suits described in our Legal Proceedings disclosures are totally without merit and we intend to defend them vigorously. We also supplementally advise the Staff that we have determined that at the present time it is not reasonably possible to determine that

Mr. Rufus Decker

December 5, 2008

material losses may result from these suits. Accordingly, we believe that our current disclosures are in full compliance with applicable disclosure requirements. If we subsequently determine it is reasonably possible or probable that material losses may result from these or other law suits, we will disclose in our future periodic filings, as appropriate, the amount of any accrual, if necessary for an understanding of the contingency or, the range of reasonably possible loss, or we will state that a loss cannot be estimated.

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Mr. Ernest Greene, Staff Accountant

Ms. Lisa Haynes, Staff Accountant

Ms. Pamela Long, Assistant Director

Mr. Andy Schoeffler, Attorney

Mr. Rufus Decker

December 5, 2008

Exhibit A

Information in Response to Comment #3

The following is the format of additional disclosure to be included in the Consolidated and Combined Results of Operations section of our MD&A.

The following table presents the component changes in our assets under management for the years ended December 31, 2008, 2007 and 2006. For description of how assets under management is determined, please see “—Key Financial Measures and Indicators, Operating Metrics, Assets Under Management.”

	Year Ended December 31,
	2008	2007	2006
Balance, Beginning of Period	$102,427,372	$69,512,202	$51,098,737
Inflows (a)	—	—	—
Outflows (b)	—	—	—
Market Appreciation (Depreciation) (c)	—	—	—

Balance, End of Period	$—	$102,427,372	$69,512,202

(a)	Inflows represent contributions by limited partners and Blackstone and its employees in our funds of hedge funds, proprietary hedge funds and closed-end mutual funds and increases in available capital for our carry funds (capital raises and recallable capital) and CLOs. For 2008, this also includes the assets under management of GSO at the closing date of the acquisition of that firm.
(b)	Outflows represent redemptions by limited partners and Blackstone and its employees in our funds of hedge funds, proprietary hedge funds and closed-end mutual funds, decreases in available capital for our carry funds (expired capital, expense drawdowns and decreased side-by-side commitments) and realizations from the disposition of assets by our carry funds.
(c)	Market appreciation (depreciation) includes realized and unrealized gains (losses) on portfolio investments and foreign exchange rate fluctuations.

The following is the format of additional disclosure to be included in each of the Segment Analysis sections of our MD&A.

The following table presents the component changes in our assets under management of our Corporate Private Equity segment for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006
Balance, Beginning of Period	$31,802,951	$29,808,110	$27,263,416
Inflows	—	—	—
Outflows	—	—	—
Market Appreciation (Depreciation)	—	—	—

Balance, End of Period	$—	$31,802,951	$29,808,110

Mr. Rufus Decker

December 5, 2008

The following table presents the component changes in our assets under management of our Real Estate segment for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006
Balance, Beginning of Period	$26,128,049	$12,796,999	$6,927,900
Inflows	—	—	—
Outflows	—	—	—
Market Appreciation (Depreciation)	—	—	—

Balance, End of Period	$—	$26,128,049	$12,796,999

The following table presents the component changes in our assets under management of our Marketable Alternative Asset Management segment for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006
Balance, Beginning of Period	$44,496,372	$26,907,093	$16,907,421
Inflows	—	—	—
Outflows	—	—	—
Market Appreciation (Depreciation)	—	—	—

Balance, End of Period	$—	$44,496,372	$26,907,093

Mr. Rufus Decker

December 5, 2008

Exhibit B

Information in Response to Comment #5

The following is the format of additional disclosure to be included as a supplemental item in our future filings.

Item X.	SUPPLEMENTAL PRESENTATION OF STATEMENTS OF FINANCIAL CONDITION

THE BLACKSTONE GROUP L.P.

Consolidated Statements of Financial Condition

(Dollars in Thousands)

	December 31, 2008				December 31, 2007
	Consolidated Operating Partnerships	Consolidated Blackstone Funds (a)	Eliminations	Consolidated	Consolidated Operating Partnerships	Consolidated Blackstone Funds (a)	Eliminations	Consolidated
Assets
Cash and Cash Equivalents	$—	$—	$—	$—	$—	$—	$—	$868,629
Cash Held by Blackstone Funds	—	—	—	—	—	—	—	163,696
Investments	—	—	—	—	—	—	—	7,145,156
Accounts Receivable	—	—	—	—	—	—	—	213,086
Due from Brokers	—	—	—	—	—	—	—	812,250
Investment Subscriptions Paid in Advance	—	—	—	—	—	—	—	36,698
Due from Affiliates	—	—	—	—	—	—	—	855,854
Intangible Assets, Net	—	—	—	—	—	—	—	604,681
Goodwill	—	—	—	—	—	—	—	1,597,474
Other Assets	—	—	—	—	—	—	—	99,366
Deferred Tax Assets	—	—	—	—	—	—	—	777,310

Total Assets	$—	$—	$—	$—	$—	$—	$—	$13,174,200

Liabilities and Partners’ Capital
Loans Payable	$—	$—	$—	$—	$—	$—	$—	$130,389
Amounts Due to Non-Controlling Interest Holders	—	—	—	—	—	—	—	269,901
Securities Sold, Not Yet Purchased	—	—	—	—	—	—	—	1,196,858
Due to Affiliates	—	—	—	—	—	—	—	831,609
Accrued Compensation and Benefits	—	—	—	—	—	—	—	188,997
Accounts Payable, Accrued Expenses and Other Liabilities	—	—	—	—	—	—	—	250,445

Total Liabilities	—	—	—	—	—	—	—	2,868,199

Non-Controlling Interests in Consolidated Entities	—	—	—	—	—	—	—	6,079,156

Partners’ Capital
Partners’ Capital	—	—	—	—	—	—	—	4,226,500
Accumulated Other Comprehensive Income	—	—	—	—	—	—	—	345

Total Partners’ Capital	—	—	—	—	—	—	—	4,226,845

Total Liabilities and Partners’ Capital	$—	$—	$—	$—	$—	$—	$—	$13,174,200

Mr. Rufus Decker

December 5, 2008

(a)	The consolidated Blackstone Funds consist of the following:

The Asia Opportunities Fund L.P.

Blackstone Kailix Fund L.P.

Blackstone Kailix LV Fund L.P.

Blackstone Strategic Equity Fund L.P.

Blackstone Market Opportunities Fund L.P.

Blackstone Value Recovery Fund L.P.

Blackstone Employee Fund L.P.

Blackstone Corporate Opportunities Master Fund L.P.

Blackstone Global Park Avenue Fund L.P.

Blackstone Strategic Alliance Fund L.P.

COF Leveraged Employee Plan LP

GSO Special Situations Leveraged Plan LP

GSO Capital Partners Employee Side By Side Fund LLC

Blackstone Distressed Securities Fund LP

Corporate private equity side-by-side investment vehicles

Real estate side-by-side investment vehicles

Mezzanine fund side-by-side investment vehicles

Mr. Rufus Decker

December 5, 2008

Exhibit C

Information in Response to Comment #8

Disclosure extract from pages 50-55 of our September 30, 2008 Form 10-Q, from Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Liquidity and Capital Resources.

Liquidity and Capital Resources

Liquidity and Capital Resources

Blackstone’s business model derives revenue primarily from third party assets under management and from advisory businesses. Blackstone is not a capital or balance sheet intensive business and targets operating levels such that total management and advisory fees exceed total operating expenses. As a result, Blackstone requires limited capital resources to support the working capital or operating needs of our businesses as well as to fund growth and investments in new business initiatives. Blackstone draws primarily on the long term committed capital of our limited partner investors to fund the investment requirements of the Blackstone Funds and uses its own realizations and cash flows to invest in growth initiatives or make commitments to its own funds which are typically less than 5% of the assets under management.

Fluctuations in our balance sheet result primarily from activities of the Blackstone Funds which are consolidated. The majority economic ownership interests of these Blackstone Funds are reflected as Non-controlling Interests in Consolidated Entities in the condensed consolidated and combined financial statements. The consolidation of these Blackstone Funds has no net effect on the Partnership’s Net Income or Partners’ Capital. Additionally, fluctuations in our balance sheet also include appreciation or depreciation in Blackstone investments in the Blackstone Funds, additional investments and redemptions of such interests in the Blackstone Funds and the collection of receivables related to management and advisory fees.

In the third quarter, we had total management and advisory fees and interest income of $469.2 million and total associated expenses of $317.4 million, a difference of $154.9 million for the quarter. Blackstone has multiple sources of liquidity to meet its capital needs, including annual cash flow, accumulated earnings in the businesses, investments in its own liquid funds and access to the committed credit facility described below. At September 30, 2008, we had $1.13 billion in cash, $1.29 billion invested in liquid Blackstone funds and $845.0 million in unsecured debt as described further below.

The Condensed Consolidated and Combined Statements of Cash Flows reflect the cash flows of the Blackstone operating businesses as well as those of the consolidated Blackstone Funds. Our assets under management, which are primarily the Blackstone Funds we manage, have grown significantly during the periods reflected in our condensed consolidated and combined financial statements, rising 18% in the third

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December 5, 2008

quarter to $116.28 billion from $98.20 billion in the prior year. The growth in assets under management is a result of funds raising capital and generating gains from investments, as well as the GSO acquisition.

We use Adjusted Cash Flow from Operations as a supplemental non-GAAP measure to assess liquidity and amounts available for distribution to owners. In accordance with GAAP, certain of the Blackstone Funds are consolidated into the condensed consolidated and combined financial statements of Blackstone, notwithstanding the fact that Blackstone has only a minority economic interest in these funds. Consequently, Blackstone’s condensed consolidated and combined financial statements reflect the cash flow of the consolidated Blackstone Funds on a gross basis rather than the cash flow attributable to Blackstone. Adjusted Cash Flow from Operations is therefore intended to reflect the cash flow attributable to Blackstone and is equal to operating activities presented in accordance with GAAP, adjusted for cash flow relating to changes in our operating assets and liabilities, Blackstone Funds’ related investment activity, net realized gains on illiquid investments, differences in the timing of realized gains between Blackstone and Blackstone Funds, non-controlling interest related to departed partners and non-controlling interests in income of consolidated entities and other non-cash adjustments. Management assesses Adjusted Cash Flow from Operations by monitoring its key components, defined by management to be (1) net fee related earnings from operations, (2) Performance Fees and Allocations net of related Compensation and (3) Blackstone Investment Income related to its investments in liquid funds and its net realized investment income on its illiquid investments.

On May 12, 2008, we renewed our existing credit facility by entering into a new $1.0 billion revolving credit facility (“New Credit Facility”) with Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings III L.P., Blackstone Holdings IV L.P., and Blackstone Holdings V L.P., as joint and several co-borrowers. The New Credit Facility provides for revolving credit borrowings, with a final maturity date of May 11, 2009. Interest on the borrowings is based on an adjusted LIBOR rate or alternate base rate, in each case plus a margin, and undrawn commitments bear a commitment fee. The New Credit Facility contains customary representations, covenants and events of default applicable to the co-borrowers and certain of their subsidiaries. Covenants include limitations on incurrence of liens, indebtedness, employee loans and advances, mergers, consolidations, asset sales and certain acquisitions, lines of business, amendment of partnership agreements, ownership of core businesses, and restricted payments. Financial covenants consist of a maximum net leverage ratio and a requirement to keep a minimum amount of fee generating assets under management, each tested quarterly. The New Credit Facility is unsecured and unguaranteed.

Mr. Rufus Decker

December 5, 2008

The following table is a reconciliation of Net Cash Provided by (Used In) Operating Activities presented on a GAAP basis to Adjusted Cash Flow from Operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net Cash Provided by (Used in) Operating Activities	$475,186	$(266,947)	$692,483	$(1,094,055)
Changes in Operating Assets and Liabilities	46,198	859,278	(320,685)	913,051
Blackstone Funds Related Investment Activities	(351,860)	(459,539)	(100,729)	867,131
Net Realized Gains on Investments	(204,373)	350,629	(86,074)	3,825,604
Non-Controlling Interests in Income of Consolidated Entities	1,088,351	336,870	2,433,089	(2,033,096)
Realized Gains - Blackstone Funds	(31,473)	(20,822)	(11,241)	77,033

	1,022,029	799,469	2,606,843	2,555,668

				Pro Forma
Cash Flow from Operations - Adjustments (a)
Elimination of Non-Contributed Entities (b)	—	—	—	(46,523)
Increase in Compensation Expense (c)	—	—	—	(255,426)
Interests Held by Blackstone Holdings Limited Partners (d)	(999,620)	(396,068)	(2,372,246)	(565,901)
Eliminate Interest Expense (e)	—	—	—	26,302
Realized Gains - Blackstone Funds	—	(44,581)	—	(242,341)
Incremental Cash Tax Effect (f)	(31,410)	(47,625)	(86,475)	(199,706)

Adjusted Cash Flow from Operations	$(9,001)	$311,195	$148,122	$1,272,073

The following table provides the details of the components of Adjusted Cash Flow from Operations. Adjusted Cash Flow from Operations is the principal factor in determining the amount of distributions to unitholders.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
				Pro Forma
Fee Related Earnings
Total Management and Advisory Fees (g)	$469,199	$346,749	$1,149,157	$1,175,853
Total Expenses (h)	317,390	307,552	839,343	928,968

Net Fee Related Earnings from Operations	151,809	39,197	309,814	246,885

Performance Fees and Allocations Net of Related Compensation (i)	5,237	209,355	28,571	793,552

Blackstone Investment Income (j)
Liquid	(167,436)	30,056	(204,325)	79,801
Illiquid	1,389	32,587	14,062	151,835

	(166,047)	62,643	(190,263)	231,636

Adjusted Cash Flow from Operations	$(9,001)	$311,195	$148,122	$1,272,073

(a)	Adjusted Cash Flow from Operations is based upon historical results of operations and gives effect to the pre-initial public offering reorganization and the initial public offering as if they were completed as of January 1, 2007. These pro forma adjustments are consistent with Rule 11-01 of Regulation S–X.
(b)	Represent adjustments to eliminate from Adjusted Cash Flow from Operations the cash flows of the businesses that were not contributed as part of the reorganization.
(c)	Represent adjustments to reflect in Adjusted Cash Flow from Operations the cash portion of expenses related to employee compensation that were not effective prior to the reorganization as well as vested carried interest for departed partners.
(d)	Represents an adjustment to add back net income (loss) allocable to interest holders of Blackstone Holdings Limited Partners after the Reorganization recorded as Non-Controlling Interests.
(e)	Represent adjustments to eliminate interest expense in Adjusted Cash Flow from Operations on the assumption that the revolving credit facility was repaid in full from the proceeds of the offering.

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December 5, 2008

(f)	Represent the provisions for and/or adjustments to income taxes that were calculated using the same methodology applied in calculating such amounts for the period after the reorganization.
(g)	Comprised of total reportable segment Management and Advisory Fees plus Interest Income.
(h)	Comprised of total reportable segment compensation expense (excluding compensation expense related to Performance Fees and Allocations pursuant to Blackstone’s profit sharing plans related to carried interest and incentive fees which are included in (i) below), other operating expenses and Blackstone’s estimate of cash taxes currently due.
(i)	Represents realized Performance Fees and Allocations net of corresponding actual amounts due under Blackstone’s profit sharing plans related thereto.
(j)	Comprised of Blackstone’s investment income (realized and unrealized) on its liquid investments from its Marketable Alternative Asset Management segment as well as its net realized investment income on its illiquid investments, principally from its Corporate Private Equity and Real Estate Segments.

Our Sources of Cash and Liquidity Needs

We expect that our primary liquidity needs will be cash to (1) provide capital to facilitate the growth of our existing businesses which principally includes funding our general partner and co-investment commitments to our funds, (2) provide capital to facilitate our expansion into new businesses that are complementary, (3) pay operating expenses, including cash compensation to our employees, (4) fund modest capital expenditures, (5) repay borrowings and related interest costs, (6) pay income taxes and (7) make distributions to our unitholders and the holders of Blackstone Holdings Partnership Units. Our own capital commitments to our funds and funds we invest in as of September 30, 2008, consisted of the following:

Fund	Original Commitment	Remaining Commitment
	(Dollars in Thousands)
Corporate Private Equity and Related Funds
BCP VI	$250,000	$250,000
BCP V	629,356	228,076
BCP IV	150,000	21,611
BCOM	50,000	6,578
Real Estate Funds
BREP VI	750,000	450,755
BREP V	52,545	9,206
BREP International II	28,889	5,344
BREP IV	50,000	3,403
BREP International	20,000	3,525
BREP Europe III	100,000	100,000
Real Estate Special Situations	50,000	38,152
Marketable Alternative Asset Management
BMEZZ II	17,692	4,080
BMEZZ	41,000	1,377
Strategic Alliance	50,000	34,474
Blackstone Credit Liquidity Partners	32,244	14,821
Value Recovery	25,000	12,748
GSO Capital Opportunities	1,000	709
GSO Liquidity Partners	601	115

Total	$2,298,327	$1,184,974

Taking into account prevailing market conditions and both the liquidity and cash or liquid investment balances, we believe that the sources of liquidity described below will be more than sufficient to fund our working capital requirements. We expect our commitments to be

Mr. Rufus Decker

December 5, 2008

drawn down over time and to be funded by available cash and cash generated from operations and realizations. The general partners of these funds generally offer to our senior managing directors (including our executive officers) and employees a portion of the general partner commitments to our investment funds.

In addition to the cash we received in connection with our IPO, we receive (1) cash generated from operating activities, (2) carried interest and incentive income realizations, and (3) realizations on the carry fund investments that we make. Blackstone’s investment income on our liquid investments (whether or not realized) from our Marketable Alternative Asset Management segment is also included in our Adjusted Cash Flow from Operations. The amounts received from the latter three sources in particular may vary substantially from year to year and quarter to quarter depending on the frequency and size of realization events or net returns experienced by our investment funds. Our available capital could be adversely affected if there are prolonged periods of few substantial realizations from our investment funds accompanied by substantial capital calls from those investment funds. Therefore, Blackstone’s commitments to our funds are taken into consideration when managing our overall liquidity and cash position.

We expect to use our Adjusted Cash Flow from Operations to make cash distributions to our common unitholders on a quarterly basis in accordance with our distribution policy. As we have previously reported, our current intention is to distribute to our common unitholders on a quarterly basis substantially all of our net after-tax share of our annual Adjusted Cash Flow from Operations in excess of amounts determined by our general partner to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future distributions to common unitholders for any ensuing quarter. The declaration and payment of any distributions will be at the sole discretion of our general partner, which may change our distribution policy at any time. As we have previously reported, until December 31, 2009, Blackstone personnel and others who hold Blackstone Holdings partnership units (and who own approximately 75% of all outstanding units, with common unitholders holding the remaining 25%) will not receive any distributions (other than tax distributions in the circumstances specified in our 2007 Annual Report on Form 10-K) for a year unless and until our common unitholders receive aggregate distributions of $1.20 per common unit for such year. We do not intend to maintain this priority allocation after December 31, 2009.

As we have previously indicated, our ability to make cash distributions to our unitholders will depend on a number of factors, including among others general economic and business conditions, our strategic plans and prospects, our business and investment opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, restrictions and other implications on the payment of distributions by us to our common unitholders or by our subsidiaries to us and such other factors as our general partner may deem relevant. A significant component of our Cash Flow from Operations available for distributions is the investment income that we receive from our Marketable Alternative Asset Management segment and our realized

Mr. Rufus Decker

December 5, 2008

investment income received by our carry funds in respect of our investments in those segments’ investment funds. As noted above under “—Segment Analysis”, that component decreased in all three segments in the third quarter of 2008 due to a slowing global economy and overall declines in the global equity and debt markets.

The specific amount of this priority allocation of distributions to common unitholders prior to December 31, 2009 is governed by the amount of Blackstone’s Adjusted Cash Flow from Operations available for distributions, as determined in the manner specified in the preceding two paragraphs. The distribution payable on December 12, 2008 will bring the total amount of distributions to common unitholders paid to date in respect of 2008 to approximately $240 million ($0.90 per common unit), considerably in excess of Blackstone’s Adjusted Cash Flow from Operations of $148 million for the nine month period ended September 30, 2008.

The amount of the distribution to common unitholders payable in respect of the fourth quarter of 2008 will depend on the amount of Blackstone’s Adjusted Cash Flow from Operations for the full 2008 year and other factors. Unless general market conditions improve significantly, the amount of cash flow in the fourth quarter might necessitate a fourth quarter distribution that is significantly lower than the $0.30 per common unit and possibly no distribution at all.

Public common unitholders will continue to receive a priority distribution ahead of Blackstone personnel and others through 2009, but the amount of those distributions in respect of 2009 will be based on the amount of Adjusted Cash Flow from Operations in 2009 available for distributions and could again fall below $1.20.

In January 2008, the Board of Directors of our general partner, Blackstone Group Management L.L.C., authorized the repurchase of up to $500 million of our common units and Blackstone Holdings Partnership Units. Under this unit repurchase program, units may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of Blackstone common units and Blackstone Holdings Partnership Units repurchased will depend on a variety of factors, including legal requirements, price and economic and market conditions. This unit repurchase program may be suspended or discontinued at any time and does not have a specified expiration date. In 2008, we have repurchased a combination of 8,329,101 vested and unvested Blackstone Holdings Partnership Units and Blackstone Common Units as part of the unit repurchase program for a total cost of $125.0 million.

We intend under certain circumstances to use leverage opportunistically and over time to create the most efficient capital structure for Blackstone and our public common unitholders. Currently, we have partners’ equity of $3.81 billion, including $1.13 billion in cash and $1.29 billion in investments in liquid funds, supporting debt drawn under our revolving credit facility of $845.0 million excluding consolidated non-operating entities. We do not anticipate approaching significant leverage levels over the foreseeable future since the positive cash flows and the net proceeds from the IPO and sale of non-voting common units to the Beijing Wonderful Investments are expected to be our principal source of financing for our businesses. However, our debt-to-equity ratio may increase in the future.

Mr. Rufus Decker

December 5, 2008

Our corporate private equity funds, real estate funds and funds of hedge funds have not historically utilized substantial leverage at the fund level other than for short-term borrowings between the date of an investment and the receipt of capital from the investing fund’s investors. Our corporate private equity funds and real estate funds make direct or indirect investments in companies that utilize leverage in their capital structure. The degree of leverage employed varies among portfolio companies.

Our Marketable Alternative Asset Management entities use leverage within their funds in order to obtain additional market exposure, enhance returns on invested capital and/or to bridge short-term cash needs. We do however, use leverage to enhance returns in some of our debt funds. The forms of leverage primarily employed by these funds include purchasing securities on margin, utilizing collateralized financing and using derivative instruments.

Mr. Rufus Decker

December 5, 2008

Exhibit D

Information in Response to Comment #9

Disclosure extract from pages 58-59 of our September 30, 2008 Form 10-Q, from Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Investments, at Fair Value.

We have valued our investments, including our carry fund investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances, and may incorporate management’s own assumptions and involves a significant degree of management’s judgment taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Internal factors that are considered are described below. The additional external factors associated with our valuations vary by asset class but are broadly driven by the market considerations discussed at “— Business Environment” above.

Investments for which market prices are not observable include private investments in the equity of operating companies or real estate properties. Fair values of private investments are determined by reference to projected net earnings, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and balance sheets, public market or private transactions, valuations for comparable companies and other measures. With respect to real estate investments, in determining fair values we considered, projected operating cash flows and balance sheets, sales of comparable assets, if any, and replacement costs among other measures. The methods used by us to estimate the fair value of private investments include the discounted cash flow method and/or capitalization rates (“cap rates”) analysis. Valuations may also be derived by reference to observable valuation measures for comparable companies or assets (e.g., multiplying a key performance metric of the investee company or asset, such as EBITDA, by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables and in some instances by reference to option pricing models or other similar methods. Private investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value. These valuation methodologies involve a significant degree of management judgment.

Blackstone Funds’ direct investments in hedge funds (“Investee Funds”) are stated at fair value, based on the information provided by the Investee Funds which reflects the Partnership’s share of the fair value of the net assets of the investment fund. If the Partnership determines, based on its own due diligence and investment procedures, that the valuation for any Investee Fund based on information provided by the Investee Fund’s management does not represent fair value, the Partnership will estimate the fair value of the Investee Fund in good faith and in a manner that it reasonably chooses.

Mr. Rufus Decker

December 5, 2008

In certain cases debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments and various relationships between investments.

After our adoption of SFAS 157, investments measured and reported at fair value are classified and disclosed in one of the following categories:

•

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by SFAS 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.

•

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

•

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity and real estate funds, funds of hedge funds, distressed debt and non-investment grade residual interests in securitizations and collateralized debt obligations.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Mr. Rufus Decker

December 5, 2008

Exhibit E

Information in Response to Comment #11

The following is the format of additional disclosure in the “Fair Value Measurements” section of Note 4. Investments (Dollars in Thousands):

The changes in investments measured at fair value for which the Partnership has used Level III inputs to determine fair value are as follows:

	Year Ended December 31,
	2008	2007
Balance, Beginning of Year	$2,362,542	$27,564,206
Transfers Out Due to Deconsolidation	—	(29,956,708)
Transfers Out Due to Reorganization	—	(1,892,802)
Transfers In Due to Reorganization	—	28,307
Transfer Out of Level III	—	(721,900)
Purchases (Sales), Net	—	1,848,732
Realized Gains (Losses), Net	—	5,485,653
Changes in Unrealized Gains (Losses) Included in Earnings Related to Investments Still Held at the Reporting Date	—	7,054

Balance, End of Period	$—	$2,362,542

 The following is the format of additional disclosure in the “Investments of Consolidated Blackstone Funds”, “Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds” section of Note 4. Investments (Dollars in Thousands):

The following reconciles the Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds presented above to the Other Income (Loss) - Net Gains (Losses) from Fund Investment Activities in the Consolidated and Combined Statements of Income:

	Year Ended December 31,
	2008	2007	2006
Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds	$—	$6,305,553	$7,546,231
Reclassification to Investment Income (Loss) and Other Attributable to Blackstone Side-by-Side Investment Vehicles	—	—	—
Interest and Dividend Income and Other Attributable to Consolidated Blackstone Funds	—	—	—

Other Income - Net Gains from Fund Investment Activities	$—	$5,423,132	$6,090,145